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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Phenom 300 is most-delivered business jet in the world for the third consecutive year

São José dos Campos, Brazil, February 23, 2016 - The Embraer Phenom 300 was the most-delivered business jet in the world in 2015 for the third consecutive year, with 70 aircraft received by customers around the globe.

“We would like to thank our customers for their confidence and continuing relationship, which has enabled the Phenom 300 to enjoy successful acceptance worldwide since its launch,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “The Phenom family’s design was based on the highest industry requirements, combining the attributes of a best-in-class aircraft. To have the most-delivered business jet in the world for the third consecutive year is a true recognition that we have achieved our commitment to design game-changing products to meet operators’ needs.”

Recognized as one of the most desirable light jets by fractional programs, charter services, corporate flight departments and owner-pilots, 320 Phenom 300s are in operation in 28 countries. To date, the fleet has accumulated close to 300,000 flight hours. The Phenom 300 also was the most-delivered business jet in 2013 and 2014.

The General Aviation Manufacturers Association recently released its 2015 worldwide year-end aircraft shipment and billing report, which showed Embraer Executive Jets’ market share had grown to 17% in terms of unit deliveries. In 2015, Embraer's executive aviation division delivered 120 aircraft, including jets in the Phenom, Legacy and Lineage families, the highest number in five years.

About the Phenom 300

The Phenom 300 performs among the top light jets, with a high speed cruise of 453 knots and a six-occupant range of 1,971 nautical miles (3,650 km) with NBAA IFR reserves. With the best climb and field performance in its class, the Phenom 300 costs less to operate and maintain than its peers. The aircraft is capable of flying at 45,000 feet (13,716 meters), powered by two Pratt & Whitney Canada PW535E engines with 3,200 pounds of thrust each.

The Phenom 300 offers a spacious cabin, designed in partnership with BMW Designworks USA, and the largest baggage compartment in its category. The largest windows in the class deliver abundant natural lighting in the cabin as well as in the private lavatory in the back of the aircraft. The comfort of the seats, with recline and full movement capability, is enhanced by the best pressurization among light jets (6,600 ft. maximum cabin altitude). The Phenom 300 features distinct temperature zones for pilots and passengers, a wardrobe and refreshment centre, voice and data communications options, and an entertainment system.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The pilot-friendly cockpit enables single-pilot operation and offers the advanced Prodigy Touch Flight Deck. The features it carries from a class above include single-point refueling, externally serviced lavatory, and an air stair.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer